EXHIBIT 99.12

NEWS RELEASE DATED MARCH 29, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	March 29, 2010

TASMAN CLOSES $3 MILLION PRIVATE PLACEMENT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, is pleased to announce the completion of a non-brokered private placement financing (the “Financing”) consisting of 5,000,000 Units at $0.60 per Unit to raise gross proceeds of $3,000,000.  Each Unit consists of one common share and one-half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common shares at an exercise price of $0.80 up to and including March 25, 2011, and thereafter at a price of $1.00 up to and including March 25, 2012.

The Company has paid $126,105 cash and issued 210,175 agent warrants as finder’s fees on a portion of the Financing.

All securities issued in connection with the Financing are subject to a four-month hold period expiring July 26, 2010.

The proceeds of the Financing will be used for exploration on the Company’s rare earth element (REE) properties and for general working capital.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN